EXHIBIT 21.1
STEWART & STEVENSON LLC LIST OF SUBSIDIARIES

Jurisdiction
of Incorporation
Name of Subsidiary	or Organization
Stewart & Stevenson Funding Corp	Delaware
Stewart & Stevenson Distributor Holdings LLC	Delaware
Stewart & Stevenson Petroleum Services LLC	Delaware
Stewart & Stevenson Power Products LLC	Delaware
Stewart & Stevenson Truck Holdings LLC	Delaware
S&S Agent LLC	Delaware
Stewart & Stevenson Canada Inc	Canada
Stewart & Stevenson de Venezuela, S.A.	Venezuela
Transmisiones Y Embragues, S.A.	Venezuela
Rio Grande Services, S de R.L. de C.V.	Mexico
Stewart & Stevenson de las Americas Columbia Ltda	Columbia
Stewart & Stevenson Hong Kong Limited	Hong Kong